May 11, 2009
United States
Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549
Attn: Tia Jenkins
           Senior Assistant Chief Accountant

RE:	Nordstrom, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed March 23, 2009
File No. 001-15059
Dear Ms. Jenkins:
This will serve to confirm that you have granted Nordstrom, Inc. ten (10) days from May 11, 2009 to respond to the comments in your letter dated April 30, 2009 regarding the above referenced document.
Please feel free to contact me if you have any questions.
Sincerely,
NORDSTROM, INC.
/s/ Robert B. Sari
Robert B. Sari
Executive Vice President
General Counsel & Corporate Secretary